October 2, 2007

Mail Stop 6010

James M. Sweeney
Chief Executive Officer and Chairman
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101

>   **Re:**   **CardioNet, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 20, 2007**
>   **File No. 333-145547**

Dear Mr. Sweeney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Dilution, page 34

1.   We reissue the second sentence of prior comment 9 with regard to outstanding options listed in the first bullet at the bottom of page 36.

Unaudited Pro Forma Consolidated Statements of Operations, page 37

2.   We reference prior comment 10 in our letter dated September 11, 2007. Please expand to also show pro forma loss per share for both periods without assuming conversion of the preferred shares or exercise of warrants effective upon consummation of the IPO. Since the conversion and exercise of warrants are unrelated to the acquisition, please tell us the basis for disclosing the additional measure of pro forma loss per share assuming conversion of preferred stock and exercise of warrants that are contingent on the IPO.

Board Composition, page 87

3.   We note your revised disclosure and response to prior comment 29. Expand to
        identify specifically the investors and members of management, if applicable,
        who were a party to the voting rights agreement, as required by Item 401(a). Also
        describe in more detail who agreed to appoint the directors nominated by your
        "certain of [your] existing investors," and identify these "certain existing
        investors."

4.   Please reconcile your disclosure here that you have eight directors, with your
        disclosure on page 84 that you have only six directors.

Executive Compensation, page 90

Setting Executive Compensation, page 90

5.   We note your disclosure here that your board and CEO based compensation
        decisions primarily on their extensive background and experience with the
        compensation practices and policies of other comparable companies. Please
        clarify whether compensation decisions are based on the practices of other
        companies or whether, as noted in your response to comment 33, the background
        and experience of your board and CEO provides the context in which they have
        made subjective judgments regarding your executives' compensation.

Elements of Executive Compensation, page 91

6.   We note your disclosure here that you did not pay cash bonuses in 2006 and 2007,
        except to "facilitate the exercise of stock options." We also note your disclosure
        on page 112 that your loan program has allowed your employees, including
        Mssrs. Sweeney and Forese, to exercise options by issuing to you a full recourse
        promissory note. Expand the disclosure here to provide more details and to
        quantify the amounts of the loans and the subsequent bonuses that were given to
        eliminate the loans. Explain the Board's rationale for this practice, and state
        whether it will continue it in the future.

Base Salary, page 91

7.   We note your revised disclosure here that Mr. Sweeney's salary increase was
        determined based on the committee's subjective judgment regarding his
        performance and contributions to your success. We also note that Mr. Forese's
        salary increase was determined based on Mr. Sweeney's subjective judgment
        regarding Mr. Forese's performance and position. Please expand to state the
        specific elements of performance and contributions that were considered in

reaching these decisions and the elements of performance that comprise your overall evaluation. See Item 402(b)(2)(v)-(vii), (ix).

Summary Compensation Table, page 94

8.   We note your revised disclosure in response to comment 44. Please describe in detail the factors considered in awarding cash bonuses to Mssrs. Sweeney and Foreses during August 2007. Please also refer to our first comment under the heading "Elements of Executive Compensation."

Preferred Stock Financings, page 109

9.   We note your revised disclosure and response to comment 49. Please file a copy of the stock purchase agreement for your March 2007 mandatorily convertible preferred stock financing as an exhibit to this registration statement. Also file as exhibits copies of the warrants and agreements related to the bridge financings referenced on page 111.

Loan Program, page 112

10.   We note your revised disclosure in response to comments 45 and 51. Expand to disclose for the period for which disclosure has been provided the largest amount of principal outstanding and the amount of principal and interest paid on each loan prior to the recent repayment of these loans. Also, please file as exhibits copies of the agreements concerning all loans referenced on page 112, including the loan to Mr. Wood. See Item 610(b)(10)(ii)(A).

Information Technology Services Agreement, page 112

11.   Please expand to identify the shareholder, the affiliated company and the dollar value of their interest in the transaction.

CardioNet, Inc. Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

Stock Based Compensation, page F-11

12.   We note your response to prior comment 67 in our letter dated September 11, 2007. Please revise to disclose that you used the minimum value method for pro forma disclosures prior to the adoption of SFAS 123(R).

13.   We reference your response to prior comment 68 in our letter dated September 11, 2007. We see that you expect to grant options in September 2007 with an

exercise price of $3.60. Please tell us how you considered that the expected IPO offering range provided by underwriters was between $9.00 and $11.00 per share. Tell us the basis for the significant discount to the low end of the expected IPO range.

Note 3, Restatement, page F-13

14.   You previously disclosed various preferred stock issuances as redeemable. We also see that you made significant changes to the balance sheets and related statements of redeemable convertible preferred stock and shareholders' deficit upon apparently determining that the prior presentation was incorrect. Please make full disclosure about the corrections with respect to classification of the preferred shares previously identified as redeemable. Please also label all restated captions as "restated."   Refer to SFAS 154.

Note 9. Shareholders' Equity (Deficit), page F-18

15.   Please revise the footnote title as necessary to remove any implication that the redeemable preferred shares are considered permanent shareholders' equity.

16.   We see the changes made in response to prior comment 76 in our letter dated September 11, 2007. Please revise to disclose the fair value allocated to the warrants and to disclose how you determined the fair value of the warrants, including models, methods and assumptions.

PDSHeart Consolidated Financial Statements

Note 2. Significant Accounting Policies

Third Party Settlement, page F-34

17.   We note your response to prior comment 83 in our letter dated September 11, 2007. Please revise to label the financial statements as "restated" and to provide the disclosures required by paragraph 26 of SFAS 154.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Frederick T. Muto, Esq.—Cooley Godward Kronish LLP
                 Ethan E. Christensen, Esq.—Cooley Godward Kronish LLP